

Mail Stop 4631

January 11, 2017

Via E-mail
Mr. Kuanfu Fan
Chief Financial Officer
China Xuefeng Environmental Engineering Inc.
The Beijing-Hangzhou Grand Canal Service Center
229 Tongda Avenue
Economic and Technological Development Zone
Suqian, Jiangsu Province, P.R. China 223800

> **Re:** **China Xuefeng Environmental Engineering Inc.**
> **Form 10-K/A for Fiscal Year Ended May 31, 2016**
> **Filed December 28, 2016**
> **File No. 333-175483**

Dear Mr. Fan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Risk Factors

"Through agreements with a group of shareholders…….", Page 5

1.   Please revise the risk factor as well as footnote 3 to the Beneficial Ownership table on page 15 to disclose the fact that Mr. Yuan Li has had effective control of 50.24% of the outstanding shares of the company since April 2013 based on written authorization agreements he entered into with 19 shareholders, prior to him entering into similar agreements in January 2016 which increased his control to 50.31%, as noted in your response to comment 6 in our letter dated November 23, 2016.

Item 9A – Controls and Procedures, Page 14

2.   We note your response to comment 3 in our letter dated November 23, 2016 and your disclosures in Item 9A in your Form 10-K/A#2; however, it does not appear to us that you addressed our comment. As previously requested, please amend your filing to clearly state, as noted in your response letter, that "management concluded internal control over financial reporting was not effective as of May 31, 2016."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell at (202) 551-3709 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and Construction

Cc: Mr. Jason Ye
      Ortoli Rosenstadt LLP